EXHIBIT 21.1

Subsidiaries of Tiptree Inc.(1)

Name	Jurisdiction of Incorporation or Organization
Fortegra Indemnity Insurance Company, Ltd.	Turks & Caicos Islands, BWI
Fortegra Specialty Insurance Company	Arizona
LOTS Intermediate Company	Delaware
Lyndon Southern Insurance Company	Delaware
Tiptree Asset Management Company LLC	Delaware

(1)
As of December 31, 2025.